November 5, 2020

Via EDGAR and Electronic Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski
Dietrich King
Ben Phippen
Michael Volley

Re:	Upstart Holdings, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted September 28, 2020
CIK No. 0001647639

Ladies and Gentlemen:

On behalf of our client, Upstart Holdings, Inc. (“Upstart” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 5, 2020, relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Public Registration Statement”). For the Staff’s reference, we are providing to the Staff by electronic delivery copies of this letter as well as both a clean copy of Public Registration Statement and a copy marked to show all changes from the version confidentially submitted on September 28, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 3 to the Draft Registration Statement submitted on September 28, 2020), all page references herein correspond to the page of Public Registration Statement.

Securities and Exchange Commission

November 5, 2020

General

1.	Please refer to the first graphic following the prospectus cover page.

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Regarding the cells of training data number, please provide context for what you believe this number means. For example, we note on page 6 you state it helps your model to deliver more accurate predictions.

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Regarding the conversion rate, which we note is a key operating metric, please add a footnote that defines the metric. In this regard, we note the definition on page 97. In addition, please tell us what consideration you have given to adding to the graphic your two other key operating metrics, number of loans transacted and number of loans fully automated, and whether you believe that would enhance the balance of the presentation.

•

Regarding the reduction in loss rates, given that this percentage is based on an internal study that was both limited in scope and based on hypothetical rates, please either tell us why you believe it is appropriate to include it in the graphic or remove it from the graphic.

The Company respectfully advises the Staff that it has revised its disclosure on the first graphic following the prospectus cover page to address the first bullet of the Staff’s comment.

The Company respectfully advises the Staff that it has revised its disclosure on the first graphic following the prospectus cover page to address the second bullet of the Staff’s comment, including by adding the Company’s two other key operating metrics.

The Company acknowledges the third bullet of the Staff’s comment and respectfully advises the Staff that the Company believes the reduction in loss rates statistic is appropriate and helps illustrate the benefits of the Company’s platform. While the Company’s internal study was limited to three bank models, the Company does not believe a larger sample was necessary because the three banks sampled are representative of the types of banks that the Company partners with and the underwriting models across such banks, which are largely based on FICO credit scores, do not differ significantly from bank to bank. As disclosed in the Public Registration Statement, FICO remains the standard for making lending decisions and, while FICO is rarely the only input, most banks use simple rules-based systems that consider only a limited number of variables. Further, although the study was conducted three years ago, the Company has not seen any evidence that such banks have updated their underwriting models in any material way. In order for the Company to compare its model to each of the three bank models on a consistent basis, it ran the same set of applicants from the Company’s applicant base through each model. The Company believes the resulting hypothetical loss rates and approval rates are important to help demonstrate the benefits of the Company’s model. For the aforementioned reasons, the Company believes its internal study underlying the reduction in loss rates statistic continues to be relevant and appropriate.

Securities and Exchange Commission

November 5, 2020

2020 Upstart Founders’ Letter

Artificial intelligence is the fix, page ii

2.

Please balance your disclosure in the 2020 Upstart Founders’ Letter. For example, on page ii, balance your disclosure regarding the “long-term reductions in acquisition cost and improvements to [y]our unit economics” by disclosing your net loss for your most recently completed fiscal year. On page iii, balance your disclosure in the second paragraph to disclose the impact that COVID-19 has had on your business, including decreased origination volumes on your platform, increased loss expectations for new and existing originations and a temporary reduction in the availability of loan funding, and disclose that your AI models have not been tested at all during a down-cycle economy or recession without significant levels of government assistance. In this regard we note your disclosure on pages 21, 27 and 28. In the last paragraph on page iii, please balance your disclosure by stating, if true, that, for the fiscal year ended December 31, 2019, Cross River Bank originated 89% of the loans facilitated on your platform.

The Company respectfully advises the Staff that it has revised its disclosure on page III to address the Staff’s comment regarding disclosure of the Company’s net loss for the most recently completed fiscal year.

The Company respectfully advises the Staff that it has revised its disclosure on page IV to address the Staff’s comment regarding disclosures of the temporary reduction in the availability of loan funding and decreased bank origination volumes.

The Company acknowledges the Staff’s comment regarding disclosure of increased loss expectations for new and existing originations, and respectfully advises the Staff that the Company does not presently expect an increase in loss rates with respect to new and existing originations. The Company further respectfully advises the Staff that its expectation with respect to the loss rates of Upstart-powered loans may change over time as the effects of the COVID-19 pandemic continue to unfold or for other reasons, and that the Company has provided disclosure regarding the risks related to increased loss rates in the Risk Factors section of the Public Registration Statement. However, the Company has revised its prior disclosure on pages 23, 97 and 98 to clarify that it does not presently expect an increase in loss rates.

The Company acknowledges the Staff’s comment regarding disclosure of the Cross River Bank origination concentration, and respectfully advises the Staff that the Company has revised its prior disclosure on page IV to remove the reference to “enviable leadership position”. The Company believes that following such revision to its prior disclosure, the corresponding balancing disclosure requested by the Staff is no longer necessary.

Securities and Exchange Commission

November 5, 2020

Prospectus Summary

Increasing Recognition of Regulators, page 5

3.

Please update your prospectus summary to disclose that you are currently working with the CFPB to continue to operate under its no-action letter policies, which have changed since your no-action letter was issued. In this regard, we note your risk factor disclosure on pages 63 and 64. In addition, please identify the state attorney general from which you received an inquiry regarding your role in facilitating the origination of loans for education purposes, and, in an appropriate section of your prospectus, please provide more details regarding the inquiry and, if known, the potential outcomes of the inquiry.

The Company respectfully advises the Staff that it has revised its disclosure on page 6 to disclose the Company is working with the CFPB to continue to operate under its no-action letter policies, which were revised in 2018.

The Company acknowledges the Staff’s comment regarding disclosure of the state attorney general inquiry, and respectfully advises the Staff that the Company does not currently believe such inquiry by the North Carolina Department of Justice is material, and therefore, the Company does not believe disclosure of the same would be appropriate in the Company’s prospectus summary. However, the Company respectfully advises the Staff that it has updated its disclosure on pages 31, 35 and 66 to disclose the inquiry by the North Carolina Department of Justice and the status thereof.

*****

Securities and Exchange Commission

November 5, 2020

Please direct any questions regarding the Company’s responses or the Public Registration Statement to me at (650) 575-1174 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

cc:	Dave Girouard, Upstart Holdings, Inc.
Sanjay Datta, Upstart Holdings, Inc.
Alison Nicoll, Upstart Holdings, Inc.
Emily Sairafian, Upstart Holdings, Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP